

Himanshu S. · 3rd in

Tech Strategist | Problem Solver

San Francisco Bay Area · 500+ connections · **Contact info**

iC⊙in **iCoin Technology**

Experience



Director of Engineering

iCoin Technology

Aug 2018 – Present · 1 yr 10 mos

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Chief Executive Officer

Aethon Labs · Full-time

May 2019 – Present · 1 yr 1 mo



Software Security Engineer

Apple

Jul 2015 – Aug 2018 · 3 yrs 2 mos

Can't talk much :)



Research Assistant

Stony Brook University

Feb 2015 – Jul 2015 · 6 mos

Stony Brook, NY

Building a distributed censorship measurement platform for data scientists for remotely conducting censorship measurements over the world. This platform is built using Node.js and express for the front end application and python for managing the distributed nodes ...see mor



Big Data Engineering Intern
Syncsort
Jun 2014 – Aug 2014 · 3 mos
Woodcliff Lake, New Jersey

Part of an agile software development team, in which I developed a new feature for data serialization in the company's ETL product – Iron cluster. This was a much needed product feature asked for by multiple existing and prospective enterprise customers. The project was initially started by developing utilities in Java and C++ for serialization and deserializ ...see mor

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Education



Stony Brook University
Master of Science (M.S.), Computer Science, 3.78/4.0
2013 – 2015

Gujarat technological university, Ahmedabad
B.E, Computer Science, 3.7
2008 – 2012



